Exhibit 99.3

An Overview of Unilever's Approach
to Environmental & Social Responsibility

global challenges local actions

Unilever

Cover Extending distribution

The remoteness of some villages in Indonesia has forced us to develop innovative ways to distribute our products, including by motorbike. Since the economic crisis hit Indonesia in the late 1990s and the value of incomes fell, Unilever Indonesia has provided rural family planning workers with a second income by linking them up with the distributors of our brands. While Unilever benefits from better distribution of its brands among rural households, the added incentive of being able to buy products has attracted more women to attend family planning talks.

Our Business
Unilever is a multi-local multinational with consumers, employees, business partners and shareholders on every continent. The Unilever Group* was created in 1930 when the British soap-maker Lever Brothers merged its businesses with those of the Dutch margarine producer, Margarine Unie. Unilever has operations in around 100 countries and our products are on sale in 50 more.

Unilever has two divisions – Foods and Home & Personal Care. Food brands include such well-known names as Lipton, Knorr, Hellmann’s, Magnum and Bertolli. Home and personal care brands include Dove, Lux, Omo, Pond’s and Sunsilk.

multinational
multi-local

* The Unilever Group, also referred to as Unilever or the Group, consists of the two parent companies, Unilever N.V. and Unilever PLC which, together with their group companies, operate as nearly as practicable as a single entity.

global challenges
local actions

Every day, around the world, 150 million people choose our products to feed their families and clean themselves and their homes. By making and selling brands that meet people’s everyday needs, we have grown into one of the world’s largest consumer goods businesses.

We believe the very business of ‘doing business’ in a responsible way has a positive social impact. We create and share wealth, invest in local economies, develop people’s skills and spread expertise across borders.

As a global company we aim to play our part in addressing global social and environmental concerns, such as micro-nutrient deficiency, health and hygiene, water quality and sustainable agriculture.

But we do not believe it is practical to address these concerns only at a global level. Or that companies such as ours can make a difference without working in partnership with others.

That is why, as a multi-local multinational, we tackle global concerns with local actions and work in partnership with local agencies, governments and non-governmental organisations.

This booklet shows how we go about meeting our social and environmental responsibilities. It contains an overview of our policies and performance, and some examples of our social and environmental partnerships in action.

It is not a complete picture of what we do. For a more comprehensive review, please visit our website. But we hope it will give you some idea of how we approach the subject of corporate social and environmental responsibility at Unilever and provide an insight into the very practical way we are tackling some of these issues.

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global policies
local initiatives

1     Water quality
Monitoring the operation of the waste water treatment plant at the Algida ice cream factory in Turkey. The plant was Unilever's first to be certified to ISO 14001, the globally recognised environment management systems standard.

Environment

Our environmental policy applies to all Unilever companies worldwide. It sets out our commitment to meet the needs of customers and consumers in an environmentally sound and more sustainable manner, through continuous improvements in environmental performance in all our activities.

We use a life cycle approach to assess our overall impact on the environment. This enables us to analyse our impacts and to concentrate on those areas where we can bring the greatest benefits. Our strategy has a clear focus. We aim to make more with less in our manufacturing (eco-efficiency), and design our products to minimise their impact on the environment (eco-innovation).

We realise that many issues that affect us are outside our direct control either at the beginning of our supply chain or at the end. This has led us to focus on three sustainability initiatives in areas that are relevant to our business and where we believe we can make the most difference: agriculture, fish and water.

Sustainable Agriculture
Recent environmental and social pressures on agriculture have prompted us to develop a more sustainable approach to how our crops are grown. We have completed guidelines for the sustainable management of all five of our key crops – palm oil, tea, peas, spinach and tomatoes – which are being published on www.growingforthefuture.com, a website specially set up to share our knowledge. We are also working with other major food companies – including Danone and Nestlé – to promote sustainable agriculture practices through the Sustainable Agriculture Initiative (www.saiplatform.org).

Sustainable Fisheries
The world’s fisheries are under threat. According to the UN’s Food and Agriculture Organisation, 48% are fully exploited, 16% overfished and 9% depleted.

Unilever is one of the world's largest buyers of frozen fish for our Iglo, Birds Eye and Findus brands. Without regular supplies we would have no fish business, so we have a clear commercial interest to protect and preserve fish stocks. In 1996 we made a pledge to buy all fish from sustainable sources by 2005 and, working with the conservation organisation WWF, set up the Marine Stewardship Council to establish a certification process for sustainable fishing practices.

Water Stewardship
Unilever’s activities are intimately linked with safe water supplies, whether used in our operations or by our suppliers or by consumers who use our products. Competing demands for water – for agriculture, manufacturing and human consumption – and the need to sustain a healthy environment mean that society needs to adopt a more integrated approach to water management.

To help us manage our many water projects effectively, we developed a set of principles with the help of the UK sustainability organisation Forum for the Future. Our Sustainable Water and Integrated Catchment Management (SWIM) principles combine a structured approach to understanding water demands in a particular catchment area with a framework for managing partnership projects.

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2     Top tomatoes
Checking tomato quality in Australia, where we are involved in a partnership to develop sustainable agriculture guidelines for tomato growers. Tomatoes are one of five crops in our Sustainable Agriculture Initiative.

3     HIV/AIDS in Africa
A senior occupational health nurse advises on HIV/AIDS prevention at Unilever South Africa’s Boksburg plant.

4     Hygienic hawkers
Unilever Indonesia’s initiative to encourage unemployed youths to become entrepreneurs has created a new type of hawker in Jakarta, trained in food hygiene, who sell traditional hot cooked meals made with Unilever products.

Social
We are committed to making a positive contribution to society through the brands we produce and sell, through our commercial operations and relationships, through the voluntary contributions we make to the community and through our wider engagement with society.

Unilever is a decentralised organisation, so our policy is not to impose global social programmes on our managers but to empower them to decide what is right for their businesses and their local societies.

This approach is based firmly on the values enshrined in our Corporate Purpose and the standards of corporate behaviour set out in our Code of Business Principles.

Policy in Practice
It is at a country level that our policy becomes a reality as shown by these two examples:

HIV/AIDS in Africa
Providing a consistently high standard of occupational healthcare is core to our business principles. But different countries have differing needs.
In sub-Saharan Africa, one in ten people is thought to have HIV/AIDS. As there is currently no cure for AIDS, Unilever companies in Africa have developed a common approach with programmes that focus on prevention education and the most appropriate types of treatment and care for AIDS sufferers.

Advice and help for employees has been extended to their families and communities through joint programmes with local partners. For example, as a leading member of the Kenya HIV/AIDS Business Council, Unilever is working closely with the government, local NGOs and 100 other companies to stop the spread of HIV/AIDS at the workplace and in the community. In South Africa Unilever employees, the Unilever Foundation and the Durban Children’s Society are supporting a community family home for AIDS affected children.

Entrepreneurs in Indonesia
In Indonesia 90% of all businesses are small or medium-sized and are responsible for generating over half the country’s income. They are a major engine for growth in the local economy, so the Indonesian government is keen to find new ways of encouraging more entrepreneurs to start businesses.

Unilever Indonesia works with over 2,000 small and medium-sized suppliers and distributors, so is an appropriate partner to work with the country’s

Department of Trade and Industry and others to create more first generation small business start-ups.

A series of pilot projects started in 2000 has been highly successful, not only for the economy but also for Unilever Indonesia. One scheme has involved training unemployed youths to become entrepreneurs selling Unilever products, while another has created a new distribution channel for the company to reach small shops and kiosks in urban and rural areas. Unilever Indonesia is now establishing a business incubator to provide training and business advice for entrepreneurs.

Environment

All Unilever companies must comply with the Unilever Framework Standards for occupational health and safety, environmental care and consumer safety. Our environmental management system, which operates on a global basis, is designed to achieve continuous improvement and is compatible with international standards. It is supported by a range of environmental training courses.

Our target is to have all our main manufacturing sites certified to the International Standards Organisation’s ISO 14001 environmental management systems standard by the end of 2003. At the end of 2001 over a quarter of our sites were certified.

We have a team of experts who provide specialist environmental help and guidance to our manufacturing plants throughout the world on issues ranging from boiler emissions to waste disposal. For example, they have produced guidelines on how to avoid unnecessary packaging and promote the use of recycled materials.

Saving Energy
Reducing energy use saves money and reduces emissions. We have projects throughout the world to improve our energy efficiency.

In the USA, Unilever's Home & Personal Care Division cut energy consumption in offices and factories by over 10% in 2001, despite a 25% increase in production. The savings were largely due to a simple one-page spreadsheet that listed each site's energy costs alongside projected savings for the current year. “This generated real healthy competition between the plants. Everybody wanted to be green,” said Jim Pease, energy and environmental manager.

We have projects throughout the world to improve our energy efficiency.

Over 90% of the energy used in the factories of Tea Estates India, Unilever's tea company in southern India, is from renewable sources, mainly plantation timber. The company has also invested in two windmills to supply electricity.

Saving Water
Clean water is essential for our business. It is needed to irrigate crops. Our factories need it to make our products and our consumers must have clean water to use our products. We make special efforts to reduce the use of water at all our factories throughout the world.
At the Goiania tomato processing factory in central Brazil, water is used to carry the fresh fruit into the factory, for washing and processing.

The water is either re-used in the factory or, if it contains tomato pulp, is used by local farmers for irrigation. The pulp has proved to be an effective fertiliser.

In France, our Amora Maille mustard factory has cut its water consumption by up to 40%. The savings have been achieved through a combination of new machinery and staff training which has led to better working methods.

     global reporting
local performance

Social

Unilever has a long tradition of being a socially responsible company, although it is only in recent years that we have started to develop our approach to reporting on our social performance. We aim to manage our social responsibilities as professionally as any other aspect of our business.

Our approach has been to carry out research to establish what our businesses around the world are doing that contributes to society – our ‘social footprint’ – to identify what we can measure and where we can improve.

Some performance measures and targets are already set and measured globally, such as health and safety (see 3 above). However, not all social impacts can be measured in every country, either because it is difficult to do so in a consistent way, or because local laws or the absence of relevant measures prevent us from doing so.

In 2002 we conducted a pilot study in 11 countries, representing more than a third of Unilever’s worldwide sales.

This identified a number of valuable performance indicators that are helping us work out what it is practical and realistic to measure globally.

One global performance measure is the wealth we create by adding value to the raw materials we buy around the world as they are processed into branded goods in our local markets. This wealth is shared among our stakeholders in the form of wages, taxes, dividends and community investment. Employees are the single largest group to benefit, receiving around 50% of the value we add (see 4 above).

Our pilot study showed that growing numbers of employees receive training away from their home countries (see 5 above). This is not only an investment in the individual and in Unilever’s future, but represents an important transfer of skills between countries.

We aim to manage our social responsibilities as professionally as any other aspect of our business.

We spend about 1% of our pre-tax profits on community initiatives each year. This amounted to around €57 million in 2001. Over half the total is spent on health and education programmes and the proportion of community investment in different regions of the world is broadly in line with our turnover (see 6a, 6b above).

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practical partnerships
combining skills

Environment

We work with different groups of people – such as the fishing industry, water experts, contract growers and non-governmental organisations – to reduce our impacts, secure the supply of raw materials and promote sustainable development.

Sustainable Agriculture
In farms and plantations around the world we are working with others to develop sustainable agricultural methods for use in growing some of the raw materials for our food products. For example, in Brazil we are working with growers and a range of stakeholders to develop ways to grow tomatoes more sustainably. New drip irrigation techniques save water, contribute to higher yields and reduce the need for pesticides significantly.

We have similar pilot projects concentrating on different crops in other parts of the world. In Germany and Italy we are working with spinach growers and a wide range of experts and other stakeholders. In the UK we focus on peas and have been working with farmers, non-

governmental organisations, agro-chemical companies and universities. In India and Kenya, where we are working in similar partnerships, we have found ways to make our tea production more sustainable.

Working with WWF on Fisheries
In 1996, we joined with WWF to find a solution to the global fish crisis. Our partnership had a clear aim: to set up jointly a body to run a fisheries certification scheme that could endorse sustainable fisheries management. This has been achieved. The Marine Stewardship Council (MSC) accredits certifiers, and its logo can now be used by companies selling fish from certified fisheries that conform to MSC standards (www.msc.org).

We believe that consumers and the market can play an important role in fostering a sustainable fishing industry. Over 100 products from many companies now carry the MSC logo, including those from Iglo and Birds Eye made from New Zealand hoki, a white fish from the hake family. In 2002 we bought more than a third of our fish from sustainable sources, and 6% from MSC-certified fisheries.

Living Lakes
One of our key water-related partnerships is the Living Lakes project with the Global Nature Fund. This aims to clean up, conserve and promote environmentally sensitive economic development around 23 lakes across the world (www.livinglakes.org). For example, Unilever South Africa and over 50 of its employees are helping to conserve and protect Lake St. Lucia, while Unilever Spain, working with the Fund and local goverment agencies, has recovered a significant area of wetlands and wildlife at Laguna La Nava in Castilla y León.

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1     Sustainable catch
Hoki, a white fish from the hake family, sourced from New Zealand. The fishery is recognised as well managed and certified to the standards set by the Marine Stewardship Council.

2     Clear need
As part of our sustainable water initiative, we have made a long-term commitment to work with others to improve the watersheds feeding the Don River, near Toronto, Canada.

3     Hospital ahoy!
The Lifebuoy Friendship Hospital navigating the bustling waterways of Bangladesh to bring healthcare and treatment to its many riverside communities.

4     Salt solution
In just two years, sales of iodine-enriched Annapurna salt in Ghana have captured 35% of the market and helped increase distribution of iodised salt – a key requirement in the fight against iodine deficiency – by 50%.

Social

Unilever also works with a wide variety of partners on economic and social issues, including governments, non-profit organisations, NGOs and international agencies, such as UNICEF, WHO and the Red Cross/Crescent. We believe that working in cross-sector partnerships, with different organisations contributing different skills and capabilities, is an effective way for business to respond to people’s concerns about health, nutrition and economic development in different parts of the world.

With UNICEF in Africa
One in three children in Africa suffers from iodine deficiency, which impairs mental development and quality of life for sufferers and their families. Yet it costs just five cents a year to provide someone with sufficient levels of iodine.

Working closely with UNICEF, Unilever Ghana has launched a brand of iodised salt – originally developed by Hindustan Lever in India – called Annapurna which is fortified with iodine, iron and Vitamin A. In two years, the brand has captured 35% of the market and helped increase the distribution of iodised salt by 50%. So successful has it been, as a brand for Unilever Ghana and in tackling iodine deficiency, that there are now plans to introduce it to other African countries and develop other fortified foods, such as iron and vitamin-enriched wholemeal maize flour.

To reach remote villages in Ghana, Unilever and UNICEF have also teamed up with a local bank to provide micro-credit facilities to enable village women to buy Annapurna and other products on credit for onward sale. Over 400 women are now involved, giving them a useful source of income and Unilever access to villages that it would otherwise be difficult to reach.

Lifebuoy Friendship Hospital
In Bangladesh it is not unusual for people living in rural areas to travel 40 km to their nearest doctor. Lever Brothers in Bangladesh, in partnership with the humanitarian Friendship Association, realised that one way of getting healthcare to these areas was along the rivers that criss-cross the countryside.

Their solution was to convert an old oil tanker into a floating, travelling hospital.

The Lifebuoy Friendship Hospital, named after one of our leading brands in Bangladesh – Lifebuoy soap – aims to provide treatment, medicine and healthcare education to over 30,000 people a year in some of the country’s most remote and deprived communities.

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environmental challenge
social development

Cleaning up the Brantas River
By 2001 the Brantas River in East Java, Indonesia, had become so polluted that something had to be done. Poor industrial and domestic waste management practices along the river had led to a worrying decline in water quality. This was damaging biodiversity and harming the health of local villagers, many of whom work for Unilever Indonesia, whose operations are based in East Java. It also made it more expensive to supply drinking water to the factory.

Unilever took the initiative to tackle the problem, working with others in the community. In 2001 we set up the Clean Brantas Forum to clean up the river and turn it into a sustainable resource for local people.

Cleaning the river would not help unless industry and the community also changed the way they used the Brantas. So Unilever ‘adopted’ four riverside villages, working with over 32,000 residents, local government officials, environmental groups, the university and other industries to plan and implement a long-term solution. The result was an integrated programme to improve sanitation, waste management and local infrastructure, while greening the surrounding areas, creating income-generating activities and promoting environmental understanding.

These measures have been complemented by lifestyle changes. For example, river-side houses have traditionally faced away from the river, which was little more than an open sewer. Villagers have been asked to reverse the layout so that the fronts of their houses overlook the Brantas. This has had the effect of making the river their front garden, discouraging their use of the river for waste disposal.

New roads and paths have been built on the river bank and greening and income-generating activities introduced, including the planting of morinda fruit trees and help for fish farmers, whose livelihoods have been protected as a result of the clean up of the river. Unilever is now approaching other industries in East Java to replicate the programme and extend its benefits to other villages along the river.

Cleaning the river would not help unless industry and the community also changed the way they used the Brantas.

1     Cleaning and greening
Volunteers from Unilever Indonesia helping to clean up the Brantas River and plant morinda trees. These fruit trees help make the river bank more attractive and also produce a cash crop.

local tastes
world-class know-how

Our Brands
Each of the countries in which we operate has its own cultures and traditions. Respecting those differences, not imposing a single viewpoint, is at the core of our business approach. This is reflected in the development of our core 400 brands, which are a mix of global brands and regional and local brands that appeal to local tastes and habits.

Consumer preferences are local in character and we adapt our products to suit different tastes. For example, Unilever uses over 20 separate types of black tea to prepare more than 200 different blends for local markets, while ice cream, bouillon cubes and tomato sauces are also developed to please local palates.

Similar preferences apply to home and personal care products. For example, in Iceland most people prefer to take a bath. In Israel they prefer a shower. And in Cambodia around half the population washes in a river.

In each case, how a shower gel or soap bar is designed needs to be different but understanding of dermatology and bactericides and cost-effective manufacturing techniques need to be world class.

Tastes and traditions are not the only differences we must take into account. Products need to be packaged and priced in sizes that people can afford. This is particularly important in countries where people live on very low incomes or where high inflation and currency devaluations have squeezed their purchasing power. For example, our Ala detergent brand was created specifically to meet the needs of low-income consumers in the north east of Brazil, while Annapurna, our low-cost, iodine-enriched salt referred to on page 7, can be bought in India and Ghana in small affordable 200g packs.

worldwide web
If you would like to know more about Unilever’s approach to environmental and social responsibility, please visit our website, where copies of our latest Environmental Performance Summary Report and Social Review can be read online or downloaded:

www.unilever.com/environmentsociety

your views
We would like to hear from you. If you have any questions, comments and ideas about this publication or any other aspect of Unilever’s environmental and social policies, please contact:

csrcomment@unilever.com

or write to:

Corporate Relations
Unilever PLC
PO Box 68
Unilever House
Blackfriars
London EC4P 4BQ
United Kingdom

Corporate Relations
Unilever N.V.
PO Box 760
Weena 455
3000 DK
Rotterdam
The Netherlands

SB/C/0203